October 15, 2024

Ana Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Miami, FL 33133

       Re: Watsco, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-05581
Dear Ana Menendez:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Statements of Cash Flows, page F-11

1. Please revise to present borrowings and repayments of your prior and current revolving credit agreement agreements on a gross basis. Refer to ASC 230-10-45-26.
Notes to Consolidated Financial Statements
6. Supplier Concentration, page F-20

2. Please explain what pricing claim advances represent and why accounting for them as a reduction of inventory is appropriate.
9. Income Taxes, page F-22

3. Please disclose the domestic and foreign components of your income before income tax expense. Refer to Rule 4-08(h)(1) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 15, 2024
Page 2

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services